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                                Letterhead of:
                          Camhy Karlinsky & Stein LLP
                           1740 Broadway, 16th Floor
                         New York, New York 10019-4315
                           Telephone (212) 977-6600
                           Telecopier (212) 977-8389


                                                                April 24, 1997


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, D.C. 20549


        Re: New World Coffee, Inc.
            Withdrawal of Form S-3 Filing


Gentlemen:

        On behalf of the above-referenced Registrant, we hereby request that the Form S-3 filed by such Registrant on April 24, 1997 be immediately withdrawn. This Form S-3 was incorrectly transmitted as a result of a miscommunication.
We would also like to request both an electronic and a hard copy confirmation of this withdrawal. Thank you for your prompt attention to this matter.

        Please feel free to contact me at 212-977-6600 should you require anything further.


                                                Very truly yours,

                                                /s/ William N. Haddad